Exhibit 99.4

Almacenes Éxito S.A.

Consolidated Financial Results 3Q23

Envigado, Colombia, November 08, 2023 - Almacenes Éxito S.A. (´Grupo Éxito´ or ´the Company´) (BVC: ÉXITO / ADR: EXTO / BDR: EXCO32) announced its results for the third quarter and nine months ended September 30, 2023 (3Q23 and 9M23). All figures are expressed in millions (M) or billion (B) of Colombian Pesos (COP) unless otherwise stated and expressed in long scale (COP B represent 1,000,000,000,000). Consolidated data include results from Colombia, Uruguay and Argentina, and eliminations.

3Q23 results reflected the positive performance of international operations partially offset by macro headwinds in Colombia and Argentina and inflationary effects on the cost and expense structures

Key Business Highlights

Financial Highlights

●	Consolidated Net Revenue reached COP$ 5.1 B during 3Q23 (+0.5% in COP and 9.1% when excluding FX), driven by strong retail sales growth from international operations (in local currencies and above CPI), solid real estate (+7.8%) and omni-channel (+17%) growth. During 9M23, Net Revenue grew by 8.9% to COP$15.7 B (+11.7% when excluding FX).

●	Gross Profit reached COP$1.28 B during 3Q23 to a 24.9% margin as percentage of Net Revenue (-60 bps) and reflected the solid contribution of recurring income of the real estate business (+16.5%) in Colombia and successful commercial strategies in Uruguay, offset by price investment requirements. During 9M23, Gross Profit reached COP$4.1 B and margin was 25.8% as percentage of Net Revenue (+39 bps).

●	Recurring EBITDA[1] reached COP$328,709 M during 3Q23 to a 6.4% margin (-141 bps) as percentage of Net Revenue and reflected the solid top line performance of Uruguay and Argentina and the real estate growth (+7.8%) offset by a difficult consumption context mainly in Colombia, higher operating taxes after the reform approved last year, inflationary pressures on the structure and FX impacts. During 9M23, Recurring EBITDA[1] reached COP$1.1 B, to a 7.1% margin (-72 bps vs 9M22) as percentage of Net Revenue.

●	A Net Loss of COP$31,685 M was reported during the third quarter of 2023, derived from the positive contribution of international retail operations (in local currencies), offset by TUYA provisions, higher financial expenses via interest rates and non-recurring expenses related to the spin-off process. During 9M23, there was a Net Income of COP$7,249 M, driven by a positive tax variation and Net Income contribution from Argentina and Uruguay.

●	EPS[2] was COP -$24.4 per common share during 3Q23 (versus COP$38.5 in 3Q22) and was COP$5.6 per common share in 9M23 (versus COP$136.2 in 9M22).

●	Consolidated CAPEX in 3Q23 was of COP$145,527 M, 75% focussed on expansion (retail and real estate), innovation, omni-channel, and digital transformation activities.

Operating Highlights

●	Omni-channel grew 17% at consolidated level and reached a 10.7% share on sales (Col 13.5%, Uru 2.5%, Arg 4.0%) during 3Q23.

●	Innovative formats share on consolidated sales reached a 43.4% share on sales (42% in Colombia during 3Q23.

●	LTM store expansion[3] was of 68 stores (54 Col, 7 Uru, 7 Arg), for a total of 643 stores in the region and 1.06 M sqm of sales area.

(1)	Recurring EBITDA refers to Earnings before Interest, Taxes, Depreciation and Amortization adjusted by other non-recurring operational income (expense). (2) EPS considers the weighted average number of outstanding shares (IFRS 33), corresponding to 1,297,864,359 shares (including the buyback operation completed on June 30, 2022, and the share split 1:3 on November 18, 2022 (3) Expansion from openings, reforms, conversions, and refurbishments.

I.	ESG strategic pillars follow-up

Zero Malnutrition

●	Lactatón, Grupo Éxito´s breastfeeding campaign led as the #1 trend on X (Twitter).

●	The Company carried out its 20th Annual Child Nutrition award, in where it recognized the joint work done with diverse organizations for improving child nutrition conditions in the county.

●	Grupo Éxito celebrated the 20th anniversary of “Goticas” the program were employees, partners and clients donate to fund Fundación Éxito.

My planet

●	ICONTEC ratified Carulla Fresh Market, as a Carbon Neutral brand for the 4th year.

●	In alliance with Garnier and Fundación Éxito, we mobilized our employees in favour of volunteering to plant mangroves and clean beaches.

Sustainable Trade

●	The "Paissana" brand, launched to aid the peace process in vulnerable rural communities, entered into an agreement with FENALCO (National Trade Federation of Colombia) to promote their products within the retail sector.

●	98% of our FMCG private label suppliers have been audited for compliance with environmental management and human rights.

Governance & Integrity

●	The Company executed the ´Capital Reduction Project´ presented by Companhia Brasileira de Distribuição (CBD), aimed to distribute 86.26% of its stake on Éxito to its shareholders through a spin-off. Thus, approvals were obtained by the Brazilian Securities Commission (Comissão de Valores Mobiliários - CVM) and the B3 S.A. – Brasil, Bolsa, Balcão (B3), to list and trade Brazilian Depositary Receipts (BDRs) level II, in Novo Mercado and by the United States Securities and Exchange Commission (SEC) and the New York Stock Exchange (NYSE), to list and trade American Depositary Receipts (ADRs) level II. The Colombian Superintendency of Finance (SFC) also approved the transfer of the Éxito common shares to be subject of the spin-off.

●	Accordingly, on August 23, 2023, CBD distributed 1,080,556,276 Éxito common shares to its holders, (equivalent to 83.26% of Éxito´s outstanding common shares), in the form of Éxito BDR´s (under the ticker symbol EXCO32, each representing 4 Éxito common shares) and Éxito ADR´s (under the ticker symbol EXTO, each representing 8 Éxito common shares) on a pro rata basis, and retained 13.31% of the outstanding common shares of Éxito.

●	Up to October 2, 2023, Éxito BDR´s and ADR´s holders were entitled to request the conversion of their securities into BDR´s, ADR´s or common shares, without the respective depositary charging a cancellation/issuance fee.

●	On September 1, 2023, CBD and Casino (main Éxito shareholder after the spin-off) informed the market about a shareholder´s agreement signed, which contained certain corporate governance provisions, aiming at the continuity of the Casino Group´s control over Éxito, as well as certain principles and procedures aimed at coordinating and optimizing any future disposal of the respective stakes in Éxito.

●	On September 4, 2023, Grupo Éxito acquired 6.66% of the minority stake in Grupo Disco for a total investment of near COP$124,000 million; thus, the Company will consolidate 69.15% (from 62.49%) of this operation in Uruguay, going forward.

●	Grupo Éxito ranked 7th as the Colombian company with the highest reputation standards, ranked as 1st retailer in the country, and our CEO ranked as the 5th most recognized leader, according to MERCO.

●	15 post-penalty inmates graduated from Grupo Éxito´s gastronomy and entrepreneurship training programs known as "Second Chances".

Our People

●	We celebrated diversity month with benefits for employees and “Braille” international day.

●	Grupo Éxito worked on issues related to care, empathy, respect, and identity within the work context.

Healthy Lifestyle

●	The Company continued promoting healthy spaces for employees and implemented "Muévete por tu salud" in 3 cities, in addition to encouraging activities such as healthy eating, physical activity and mental health care.

II.	Consolidated Income Statement

Note: Consolidated data include results from Colombia, Uruguay and Argentina, eliminations, and the FX effect (-7.8% at top line and -5.2% at Recurring EBITDA in 3Q23 and -2.5% and 1.4% in 9M23, respectively. Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non-recurring operational income (expense). Adjusted EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization plus Associates & Joint Ventures results. EPS considers the weighted average number of outstanding shares (IFRS 33), corresponding to 1,297,864,359 shares (including the buyback operation completed on June 30, 2022, and the share split 1:3 on November 18, 2022.

III.	Net Revenue Performance

●	Consolidated Net Revenue grew by 0.5% (9.1% when excluding FX effect) to COP$ 5.1 during 3Q23 and by 8.9% to COP$15.7 B during the first-nine-months of 2023 compared to the same periods of last year. Consolidated Retail Sales grew by 0.2% (8.7% excluding FX effect) and totalled COP$4.9 B during 3Q23 and SSS grew by 5.6% excluding the calendar effect and benefitted mainly by the 7.4% retail sales growth in Uruguay (+8.7% in local currency, and above inflation), the solid real estate (+7.8%) and omni-channel performances (+17%, 10.7% share on sales) and increased contribution of innovative formats (43.4% share on Consolidated Retail Sales). LTM expansion of 68 stores (54 in Colombia, 7 in Uruguay, 7 in Argentina) also contributed to Retail Sales performance. The slowdown of the Retail Sales trend versus previous quarters, related mainly to the lower consumption trend seen in Colombia, affected by high inflation and interest rates, that impacted non-food sales mainly. Consolidated Retail Sales grew by 9.0% (+11.7% excluding FX effect) and totalled COP$15.1 B during 9M23 and SSS grew by 8.6% excluding the calendar effect, compared to the same period of last year. Consolidated Other Revenue grew by 8.2% (17.8% excluding FX effect) during 3Q23, driven by higher revenue of real estate from rental and administrative fees (+7.8% in 3Q, 16.7% in 9M) and grew 6.4% during the first 9-months of 2023.

Note: Consolidated results from Colombia, Uruguay and Argentina, eliminations, and the FX effect (-7.8% and -2.5% at top line in 3Q23 and 9M23, respectively). Data in COP includes a -1.2% FX effect in Uruguay at top line in 3Q23 and 16.4% in 9M23 and -75.2% in Argentina calculated with the closing exchange rate.

●	Colombia: During the third quarter of 2023, Net Revenue in the country grew by 2.9% compared to the same period last year. Retail Sales grew 2.4% during 3Q23 and totalled COP$3.6 B and SSS grew 0.7%. The Colombia operation represented a share of near 74% on Consolidated Retail Sales, benefited by the solid performance of omni-channel (+17%, 13.5% share on sales) and the growth of the food component (+5.6%) and included a 3.6 p.p. internal price reduction versus inflation (CPI 11% LTM-sep, 11.5% food inflation). Innovative formats reached a 42% share on sales (+0.3 p.p. vs 3Q22) during 3Q23 and 54 stores included in the LTM base from openings, reforms, conversions and refurbishments also contributed to sales growth year over year.

●	Retail Sales result was resilient considering that consumption in Colombia continued decelerating; the Consumer Confidence Index decreased to -17.9 during 3Q23 (vs -11.5 in 2022), due to economic and political uncertainty and impacted by lower credit (from higher interest rates). The challenging macro and lower consumption trend affected the sales of our non-food category (-5.3%), same-store-sales performance grew by 0.7% during the quarter.

●	Other Revenue growth (+13.7%) during 3Q23 was boosted by higher income of real estate from rental and administrative fees (+16.5% in 3Q, 18% in 9M).

●	During 9M23, Net Revenue grew 5.1% and reached COP$11.3 B; Retail Sales and SSS posted a 5% and 2.8% growth, respectively, compared to 9M22 and included the negative effect of 2 non-VAT days on the base.

Note: SSS in local currency, include the effect of conversions and exclude the calendar effect of -1.5% in Colombia during 3Q23 (1.9% in Éxito, 0.1% in Carulla and 0.2% in LC segments). (1) Segment includes sales from Surtimax, Super Inter and Surtimayorista brands, allies, institutional and third-party sellers, and the sale of property development projects (inventory) of COP$47.2 in 9M23.

●	The Éxito segment represented approximately 67% of the sales mix in Colombia during 3Q23 and 68% for the first 9-months of the year. The segment´s Retail Sales performance during 3Q23 reflected the lower consumption trend mostly affecting the electro category (-5.3%), that partially offset the outcome of commercial events “Megaprima” and “Special Prices Days” and the growth of the fresh category (+7.2%). The 31 Éxito WOW stores also contributed to results during 3Q23 and represented a 36% share (+107 bps vs 3Q22; +169 bps vs 9M22) on the segment´s sales.

●	The Carulla segment represented approximately 17% of the sales mix in Colombia during 3Q23 and 16% for the first 9-months of the year. The segment posted a solid double-digit sales growth during 3Q23 benefited mainly by omni-channel sales (+46.2%, 25.7% share) boosted by the 120% growth of the Turbo-Fresh´ service for deliveries below 10 minutes with last miler Rappi. The banner performance was also driven by the double-digit sales growth in Medellín, Cali and Bogotá, the high double-digit growth of FMCG products and the performance of the 31 Fresh Market stores (63% share on the segment´s sales, +138 bps vs 3Q22; +141 bps vs 9M22).

●	The low-cost & other segment related to Super Inter, Surtimax and Surtimayorista banners, as well as allies, institutional, third-party sellers, the sale of property development projects (inventory) and other, represented approximately 16% of the sales mix in Colombia during 3Q23 and during the first 9-months of the year. Retail Sales and SSS performance (+1.7%, -6.1% in 3Q; +6.6%, -0.6% 9M), was impacted by lower consumer access to credit and disposable income and reflected:

(i)	The contribution of the 60 Surtimayorista stores (Retail Sales +3.9%, 5.5% share on Colombia Retail Sales) driven by FMCG and expansion (+1 store during 3Q23); during 9M23, Retail Sales grew by 10.8%, to a 5.5% share on Colombia Retail Sales).

(ii)	The outcome of 77 Surtimax stores, which posted a 0.8% Retail Sales growth and -1.5% in terms of like-for-like. During 9M23, posted a 3.4% Retail Sales growth and a 2.3% in terms of like-for-like.

(iii)	The performance of the 59 Super Inter stores (including 37 Vecino, sales +4.7% vs non-reformed stores YTD), which decreased Retail sales by 2.5% and SSS by 2.3% during the third quarter, mainly due to a higher basis. 9M23 Net Sales reduced by 0.7% and by 0.4% in terms of like-for-like.

(iv)	The contribution to Retail Sales of 1,889 allies (+520 LTM); 3Q23 Retail Sales rose to COP$67,000 M (+10% versus 3Q22); during 9M23 Retail sSales rose to COP$169,000 M (+12.3% versus 9M22).

(v)	A stronger performance of MiSurtii app during 3Q23 as Retail Sales grew by 58% to COP$26,000 M; during 9M23, Retail Sales grew by 53% to COP$54,000 M and reported 111,900 orders.

●	Omni-channel sales in Colombia (including websites, marketplace, home delivery, Shop&Go, Click&Collect, digital catalogues and B2B virtual), grew 16.8% during 3Q23 versus 3Q22 and reached COP$497.6 K M, a share on Retail Sales of 13.5% (vs 11.9% in 3Q22), boosted by the double-digit growth of the food category (+25.5%, 12.8% share on Retail Sales). During 9M23, omni-channel sales reached COP$1.4 B (+12.1%, 12.8% share on Retail Sales) versus 9M22, boosted by food sales (+26%, share 11.8%). Non-food sales grew by 2% during 3Q23 and decreased 6.2% during 9M23, due to the effect of 2 non-VAT days present in the base and affected by macro headwinds such as higher interest rates and lower disposable income.

Main KPI´s outcome during the third quarter and first-nine-months of 2023 when compared to the same period last year, were as follows:

o	Orders: were 5.1 M (+45% in 3Q23) and reached 14 M in orders (+52.3%) during 9M23.

o	E-commerce sales: reached COP$184,000 M during 3Q23 and COP$550,000 M during 9M23

o	Marketplace sales: grew by 46.4% (28% share on non-food sales) during 3Q23 and grew by 26.8% (29% share on non-food sales) during 9M23.

o	Apps: during the 3Q23, sales were COP$36,000 M (+55%), 147,000 orders, 513,000 downloads (+46.5%). During the first 9-months of 2023 sales reached COP$97,000 M (+71%), +385,000 orders with 1.5 M of downloads (+31%).

o	Mi Surtii sales: reached COP$26,000 M (+58%), 50,000 orders during 3Q23 and reached COP$54,000 M (+53%), 111,900 orders during 9M23.

o	Rappi: deliveries grew by 53% during 3Q23 and by 65% during 9M23.

o	Turbo orders grew 82% and reached a 58% share on sales through Rappi during the 3Q23 and sales grew 113% and reached a 56% share on sales through Rappi, driven by food sales growth during 9M23.

✓	Uruguay: During 3Q23, Retail Sales grew by 7.4% (+8.7% and SSS by 7.7% in local currency and including the effect of conversions). Retail Sales and SSS performance in Uruguay during 3Q23 was above inflation reported (3.9%) and led to market share gains (+2.3 p.p. to 50.1% according to Scentia YT-August 2023), driven by: (i) the positive outcome of commercial activities, (ii) the contribution of the 29 Fresh Market stores (+8.8%, +80 bps above regular stores, 57.7% share on sales), (iii) omni-channel (+4.6%) and (iv) the acquisition of 2 independent supermarkets. The result was partially affected by droughts, a higher basis (Punta del Este stores) and consumption outflows to Argentina. Uruguay contributed with near to 19% of consolidated Retail Sales during 3Q23 and 21% during 9M23. Last-12-month inflation as of September was of 3.9% (vs 5.98% reported as of 2Q23) and the food component continued as one of the main drivers and grew 4.9% (vs. 13.3% in 3Q22). During the first 9-months-of-the-year, Retail Sales and SSS grew 11.9% and 11.2%, respectively versus the same period last year.

Note: SSS in local currency, including the effect of conversions and excluding the calendar effect of 0.1% in Uruguay during 3Q23.

Argentina: Net Revenue decreased 28.1% (+190.3% in local currency), and reflected a decrease of Retail Sales of 27.9% (+191.1% and SSS growth of 144.7% in local currency, including the effect of conversions). Retail Sales and SSS performance in local currency was above LTM inflation reported (138.3%, vs 120.7% as of June according to Ecolatina). The operation in Argentina contributed near to 7.0% in 3Q23 and 8.0% during 9M23 on consolidated sales and results in Colombian Pesos reflected a -75.2% and 62.4% FX effect, respectively. Net Revenue during 3Q23 was driven by: (i) the performance of the Cash and Carry format (11 MiniMayorista stores, 17.8% share on sales), (ii) omni-channel performance (+129%, 4.0% share), and (iii) higher real estate income (+172.4% in local currency ) from improved commercial trends and strong occupancy levels (94%). During the 9-months-of-the-year, Retail Sales and SSS grew 165.4% and 125.9%, respectively, versus the same period last year.

Note: SSS in local currency, including the effect of conversions and excluding the calendar effect of 1.2% in Argentina during 3Q23.

IV.	Operating Performance

Note: Consolidated data include results from Colombia, Uruguay and Argentina, eliminations, and the FX effect (-7.8% at top line and -5.2% at Recurring EBITDA in 3Q23 and -2.5% and 1.4% in 9M23, respectively. (1) Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non-recurring operational income (expense).

Consolidated Gross Profit decreased 1.8% (grew by 9.9% when excluding FX) during 3Q23 and margin reached 24.9% (-60 bps) as percentage of Net Revenue compared to the same period last year. The Gross Profit in Colombia during 3Q23, posted a flat growth (+0.8%) and margin reduced 45 bps from the solid contribution of recurring income of the real estate business (16.5%) during the quarter offset by the investment in price to improve sales amidst a strong deceleration in consumption and still high levels of inflation. In Uruguay, Gross Profit grew 9.9% (+11.2% in local currency) during 3Q23 and Gross Margin gained 83 bps to 35.7% as percentage of Net Revenue, from a solid performance and successful commercial strategies derived from a change in the promotional mix and higher share of the Fresh Market concept (+6.2 p.p vs 3Q22). In Argentina, Gross Profit decreased by 33.6% (grew 168.1% in local currency) and gross margin reduced 267 bps to 32.3% due to a higher share of the Cash and Carry format on results (17.8% share on sales) and price investments required to improve sales levels.

Gross Profit result grew 10.6% (+14.4% when excluding FX) during the first-nine-months of the year and margin gained 39 bps to 25.8% as percentage of Net Revenue compared to the same period last year. Year-to-date performance reflected a stable margin in Colombia and a solid gain of 104 bps in the margin of Uruguay, partially offset by a decrease of 93 bps in the margin of Argentina.

Consolidated Recurring EBITDA1 reached COP$328,709 M during 3Q23, a decrease of 17.6% (-13.1% when excluding FX) compared to the same period last year and margin was 6.4% (-141 bps) as percentage of Net Revenue.

Performance during 3Q23 reflected: (i) higher other revenue (+8.2%) driven by real estate income of rental and administrative fees (+7.8%), (ii) a negative -1.2% FX effect on results in Uruguay, and -75.2% FX effect in Argentina and the Colombia outcome affected by:

(i)	Lower sales mainly of non-food categories, affected by higher interest rates and lower purchasing power, decreased consumption of durable and semi-durable goods.

(ii)	A cost/expense structure that grew above sales levels due to inflationary pressures, however, at a slower pace than previous quarters aided by internal actions plans.

(iii)	A higher operating tax during 2023 due to tax reform approved in Colombia in 2022 (COP$15,829 M in Colombia).

Note: Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non-recurring operational income (expense).

Consolidated Recurring EBITDA1 reached COP$1,111,385 M during the first-nine-months of the year, a decrease of 1.2% (-2.5% when excluding FX) compared to the same period last year to a 7.1% margin (-72 bps) as percentage of Net Revenue and performance reflected: (i) the solid commercial performance in Uruguay and in Argentina, (ii) higher other revenue (+6.4%) driven by real estate income of rental and administrative fees (+16.7%), (iii) a positive 16% FX effect on results in Uruguay, offset by the negative 62% FX effect in Argentina and the Colombia outcome affected by macro head winds on consumption, one-offs related to two non-VAT days (1 in 1Q23 and 1 in 2Q23) and a higher operating tax during 2023 (COP$47,500 M in Colombia).

Note: Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non-recurring operational income (expense).

Colombia: Recurring EBITDA decreased by 20.6% during 3Q23 compared to the same period last year and margin was 5.9% (-175 bps) as percentage of Net Revenue. Performance reflected Net Revenues affected by (i) lower consumption mainly in non-food categories due to high interest rates, ii) deceleration of food inflation that led to price investment amidst of inflationary pressures on cost and expenses and iii) higher operating taxes of COP$15,829 M due to the tax reform approved in 2022 that offset the solid performance and contribution of real estate that grew by 16.5%. Recurring EBITDA decreased by 12.7% during 9M23 compared to the same period last year and margin was 6.4% (-132 bps) as percentage of Net Revenue.

Note: Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non-recurring operational income (expense).

Uruguay: Recurring EBITDA decreased by 8.6% (-7.5% in local currency) during 3Q23 compared to the same period last year, to an 8.5% margin (-148 bps) as percentage of Net Revenue and reflected expenses growth above top line levels due to higher labor costs related to provision of bonuses at Disco, higher number of FTEs due to store expansion and marketing expenses. Recurring EBITDA grew by 36.5% (17.2% in local currency) during 9M23 compared to the same period last year, to an 10.7% margin (+49 bps) as percentage of Net Revenue and the operation continued as the most profitable business unit of the group.

Argentina: Recurring EBITDA decreased by 15.4% (grew by 241.3% in local currency) during 3Q23 compared to the same period last year, to an 6.0% margin (+90 bps) as percentage of Net Revenue and reflected solid top line growth that led to cost and expense dilution, despite high inflation and a negative FX effect. Recurring EBITDA grew by 5.9% (181.3% in local currency) during 9M23 compared to the same period last year, to an 3.6% margin (+21 bps) as percentage of Net Revenue.

V.	Group Net Profit (Loss)

During the 3Q23 the Company reported a Net Loss of COP$31,685 M and the outcome reflected the net income contribution of international operations and positive variations of income tax, offset by negative variations from:

(i)	Macro and consumer headwinds in Colombia; increased financial expenses due to higher interest, as the Central Bank kept repo at 13.25% during 3Q23 to control inflation (+325 bps vs 3Q22).

(ii)	Improved performance in Uruguay and Viva that led to higher minority interest.

(iii)	TUYA share of profit affected by higher provisions.

(iv)	Non-recurring expenses explained by the spin-off and listing processes.

Note: Consolidated data include results from Colombia, Uruguay and Argentina, eliminations and the FX effect (-7.8% at Net Revenue and -5.2% at recurring EBITDA in 3Q23 and -2.5% and 1.4% in 9M23, respectively.

Grupo Éxito obtained a Net Income of COP$7,249 M during the first-nine-months of 2023 mainly from positive variations in Income Tax.

Note: Consolidated data include results from Colombia, Uruguay and Argentina, eliminations and the FX effect (-7.8% at Net Revenue and -5.2% at recurring EBITDA in 3Q23 and -2.5% and 1.4% in 9M23, respectively.

Earnings per Share (EPS)

●	Diluted EPS was COP -$24.4 per common share during 3Q23 compared to the COP$38.5 reported in 3Q22 and COP$5.6 per common share during 9M23 compared to COP$136.2 reported the same period last year, considering the weighted average number of outstanding shares (IFRS 33), corresponding to 1,297,864,359 shares (including the buyback operation completed on June 30, 2022, and the share split 1:3 on November 18, 2022.

VI.	CapEx and Expansion

CapEx

●	Consolidated Capital Expenditures during 3Q23 reached COP$145,527 M and COP$418,547 M during the first-nine-months of 2023, of which 75% and 69%, respectively, was allocated to expansion, innovation, omni-channel and digital transformation activities during the period, and the remainder, to maintenance and support of operational structures, IT systems updates and logistics.

●	On September 4, 2023, Grupo Éxito acquired 6.66% of the minority stake in Grupo Disco for a total investment of near COP$124,000, thus, it will consolidate 69.15% (from 62.49%) of this operation in Uruguay going forward.

Food Retail Expansion

●	During 3Q23, the Company opened 1 Surtimayorista and 1 Surtimax stores and executed the conversion of other 4 stores into the Carulla Express format in Colombia, which increased sales areas by 9,894 sqm in the country. In Uruguay, the Company acquired 2 stores that started operations under the Devoto banner, which added 836 sqm of sales area in the country.

●	In the last-twelve-months, Grupo Éxito totalled 68 stores from openings, reforms, conversions, and refurbishments (54 in Colombia, 7 in Uruguay and 7 in Argentina). The Company reached 643 food retail stores, geographically diversified as follows: 511 stores in Colombia, 96 in Uruguay and 36 in Argentina, and consolidated selling area reached 1.06 M square meters. The store count did not include the 1,889 allies in Colombia.

VII.	Cash and debt at holding[1] level

Note: Numbers expressed in long scale, COP billion represent 1,000,000,000,000. (1) Holding: Almacenes Éxito S.A results without Colombia or international subsidiaries. (2) Free cash flow (FCF) = Net cash flows used in operating activities + Net cash flows used in investing activities + Variation of collections on behalf of third parties + Lease liabilities paid + Interest on lease liabilities paid (using variations for the last 12 M for each line); the cash flow has been re-expressed to be aligned with the financial statements.

●	Dividends from subsidiaries continued contributing to the company’s CapEx and payments of dividends to shareholders.

●	Investment to increase share on the profitable operation of Disco, explained near to COP$124,000 M of CapEx (Free Cash Flow[2] in line with 2022 LTM results when excluding).

●	Pressures on financial expenses from high repo rates; Central Bank repo rate remained at 13.25% during 3Q23 in Colombia, (vs.10% in 3Q22 and 12% in 2022) to control inflation.

●	Gross debt rose 29% (COP$427,000 M) mainly related with seasonal needs.

VIII.	Conclusions

●	Spin-off and listing processes completed, followed by higher traded volumes of securities across the 3 markets.

●	A resilient consolidated Net Revenue performance driven by Uruguay and Argentina.

●	Colombia Net Revenue grew 2.9% during 3Q23 (+5.1% YTD) and reflected a lower consumer trend affected by higher cost of credit.

●	Consolidated Net Revenue grew 0.5% (+9.1% when excluding FX effect) during 3Q23 and grew by 8.9% during the first-nine-months of the year (+11.7% YTD, when excluding FX impacts).

●	Operating performance reflected inflationary pressures on the cost and expense structure during 3Q23, while gains of 39 bps at gross Margin level (to 25.8%) during 9M23.

●	Advances in key commercial projects: expansion of key formats, Viva Malls, and collaborative retail with Aliados and Mi Surtii.

●	The company posted a Net Loss of COP $31,685 during the 3Q23 due to the effect of the credit card business, higher financial expenses via interest rates and non-recurring expenses related to the spin-off process, while there was a Net Income of COP $7,249 reported during the first 9-months of 2023.

Note: Consolidated data include results from Colombia, Uruguay and Argentina, eliminations and the FX effect (-7.8% at top line in 3Q23 and -2.5% in 9M23, respectively. Colombia perimeter includes Almacenes Éxito S.A. and its subsidiaries.

IX.	Conference Call and Webcast

Almacenes Éxito S.A.

(BVC: EXITO/ NYSE: EXTO / B3: EXCO32)

Will host a conference and cordially invites you to discuss the Company´s third quarter 2023 financial results

Date: Thursday, November 9, 2023

Time:   9:00 a.m. Eastern Time

  9:00 a.m. Colombia Time

Presenting for Grupo Exito:

Carlos Mario Giraldo Moreno, Chief Executive Officer

Ivonne Windmuller, Chief Financial Officer

María Fernanda Moreno, Investor Relations Director

To access this call, please click here:

Join Microsoft Teams Meeting

Almacenes Éxito S.A. will report its Third Quarter 2023 Earnings on Wednesday, Nov 8, 2023, after the market closes

3Q23 results will be accompanied by a presentation that will be available on the company’s website at www.grupoexito.com.co under “Shareholders and Investors” on the following link: https://www.grupoexito.com.co/en/financial-information

Upcoming Financial Publications

Fourth Quarter / FY 2023 Earnings Release – TBC

X.	Appendices

Notes:

●	Numbers are expressed in long scale, COP billion represent 1,000,000,000,000.

●	Growth and variations are expressed in comparison to the same period last year, except when stated otherwise.

●	Sums and percentages may reflect discrepancies due to rounding of figures.

●	All margins are calculated as percentage of Net Revenue.

Glossary:

●	Colombia results: consolidation of Almacenes Éxito S.A. and its subsidiaries in the country.

●	Consolidated results: Almacenes Éxito results, Colombian and international subsidiaries in Uruguay and Argentina.

●	Adjusted EBITDA: Earnings Before Interest, Taxes, Depreciation, and Amortization plus Associates & Joint Ventures results.

●	EPS: Earnings Per Share calculated on an entirely diluted basis.

●	Financial Result: impacts of interests, derivatives, financial assets/liabilities valuation, FX changes and other related to cash, debt, and other financial assets/liabilities.

●	Free cash flow (FCF) = Net cash flows used in operating activities plus Net cash flows used in investing activities plus Variation of collections on behalf of third parties plus Lease liabilities paid plus Interest on lease liabilities paid (using variations for the last 12 M for each line); the cash flow has been re-expressed to be aligned with the financial statements.

●	GLA: Gross Leasable Area.

●	GMV: Gross Merchandise Value.

●	Holding: Almacenes Éxito results without Colombian and international subsidiaries.

●	Net Revenue: Total Revenue related to Retail Sales and Other Revenue.

●	Retail Sales: sales related to the retail business.

●	Other Revenue: revenue related to complementary businesses (real estate, insurance, travel, etc.) and other revenue.

●	Recurring EBITDA: Earnings Before Interest, Taxes, Depreciation, and Amortization Operating Profitadjusted by other non-recurring operational income (expense).

●	Recurring Operating Profit (ROI): Gross Profit adjusted by SG&A expense and D&A.

●	SSS: same-store-sales levels, including the effect of store conversions and excluding the calendar effect.

1.	Consolidated Income Statement

Note: Consolidated data include results from Colombia, Uruguay and Argentina, eliminations and the FX effect (-7.8% at top line and -5.2% at recurring EBITDA in 3Q23 and -2.5% and 1.4% in 9M23, respectively.  Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non-recurring operational income (expense). Adjusted EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization plus Associates & Joint Ventures results. EPS considers the weighted average number of outstanding shares (IFRS 33), corresponding to 1,297,864,359 shares (including the buyback operation completed on June 30, 2022, and the share split 1:3 on November 18, 2022.

2.	Income Statement Country

Note: The Colombia perimeter includes the consolidation of Almacenes Éxito S.A. and its subsidiaries in the country. Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non-recurring operational income (expense).

3.	Income Statement and CAPEX by Country

Note: Consolidated data include results from Colombia, Uruguay and Argentina, eliminations and the FX effect (-7.8% at top line and -5.2% at Recurring EBITDA in 3Q23 and -2.5% and 1.4% in 9M23, respectively. The Colombia perimeter includes the consolidation of Almacenes Éxito S.A. and its subsidiaries in the country. Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non-recurring operational income (expense).

4.	Consolidated Balance Sheet

Note: Consolidated data include figures from Colombia, Uruguay, and Argentina.

5.	Consolidated Cash Flow

Note: Consolidated data include figures from Colombia, Uruguay, and Argentina.

6.	Almacenes Éxito[1] Income Statement

Holding: Almacenes Éxito results without Colombian subsidiaries. Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non-recurring operational income (expense).

7.	Almacenes Éxito[1] Balance Sheet

(1)	Holding: Almacenes Éxito Results without Colombian or international subsidiaries.

8.	Debt by country, currency, and maturity

Note: The Colombia perimeter includes the consolidation of Almacenes Éxito S.A. and its subsidiaries in the country. 1) Debt without contingent warranties and letters of credit. (2) Holding gross debt issued 100% in Colombian Pesos with an interest rate below IBR3M + 2.0%, debt at the nominal amount. IBR 3M (Indicador Bancario de Referencia) – Market Reference Rate: 12.32%; other collections included, and positive hedging valuation not included. (3) Debt at the nominal amount.

9.	Stores and Selling Area

Note: The store count does not include the 1,889 allies in Colombia.

10.	Accounts reconciliation

Exchange Rates effects on results

Note: Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non-recurring operational income (expense). Data in COP includes a -1.2% FX effect in Uruguay at top line and at Recurring EBITDA in 3Q23 and 16.4% in 9M23 and -75.2% and -62.4% in Argentina, respectively, calculated with the closing exchange rate. FX impacts are calculated as a devaluation between currencies resulting in a percentage. Percentages represent relative proportions, and as such they cannot be directly added or subtracted from each other because they are not absolute numeric values.

Recurring EBITDA and Adjusted EBITDA

Note: Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non-recurring operational income (expense. Adjusted EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization plus Associates & Joint Ventures results.

Free Cash Flow

Note: Free cash flow (FCF) = Net cash flows used in operating activities + Net cash flows used in investing activities + Variation of collections on behalf of third parties + Lease liabilities paid + Interest on lease liabilities paid (using variations for the last 12 m for each line).

Note on Forward-Looking Statements

This document contains certain forward-looking statements based on data, assumptions, and estimates, that the Company believes are reasonable; however, it is not historical data and should not be interpreted as guarantees of its future occurrence. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations, expectations in connection with the company’s ESG plans, initiatives, projections, goals, commitments, expectations or prospects, including ESG-related targets and goals, are examples of forward-looking statements. Although the Company’s management believes that the expectations and assumptions on which such forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements.

Grupo Éxito operates in a competitive and rapidly changing environment; therefore, it is not able to predict all the risks, uncertainties or other factors that may affect its business, their potential impact on its business, or the extent to which the occurrence of a risk or a combination of risks could have results that are significantly different from those included in any forward-looking statement. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements, or that could contribute to such differences, include, without limitation, the risks and uncertainties set forth under the section “Item 3. Key Information – D. Risk Factors” in the Company’s registration statement on Form 20-F filed with the Securities and Exchange Commission on July 20, 2023.

The forward-looking statements contained in this document are made only as of the date hereof. Except as required by any applicable law, rules or regulations, Grupo Éxito expressly disclaims any obligation or undertaking to publicly release any updates of any forward-looking statements contained in this press release to reflect any change in its expectations or any change in events, conditions, or circumstances on which any forward-looking statement contained in this document is based.

Reconciliations of the non-IFRS financial measures webcast are included at the appendices.

‘The Issuers Recognition -IR granted by the Colombian Stock Exchange is not a certification about the quality of the securities listed at the BVC nor the solvency of the issuer’.

IR and PR contacts

María Fernanda Moreno R.

Head of Investor Relations

+(57) 312 796 2298

mmorenor@grupo-exito.com

Éxito Calle 80, Cr 59 A No. 79 – 30, Bogotá, Colombia

Claudia Moreno B.

PR and Communications Director

+(57) 604 96 96 ext. 305174

claudia.moreno@grupo-exito.com

Cr 48 No. 32B Sur – 139 – Envigado, Colombia

Company Description

Grupo Éxito is the leading food retail platform in Colombia and in Uruguay and has a relevant presence in the north-east of Argentina. The Company´s great capacity to innovate, has allowed it to transform and adapt quickly to new consumer trends and increased its competitive advantages supported by the quality of its human talent.

Grupo Éxito leads omni-channel in the region and has developed a comprehensive ecosystem focused on the omni-client, to whom it offers the strength of its brands, multiple formats and a wide range of channels and services to facilitate their shopping experience.

The diversification of its retail revenue through traffic and asset monetization strategies, has allowed Grupo Éxito to be a pioneer in offering a profitable portfolio of complementary businesses, such as , its real estate with shopping centers in Colombia and Argentina and financial services such as credit card, virtual wallet, and payment networking. The Company also offer other businesses in Colombia, such as travel, insurance, mobile and money transfers.

In 2019, Grupo Éxito publicly launched its Digital Transformation strategy and has consolidated a powerful platform with well-recognized websites exito.com and carulla.com in Colombia, devoto.com and geant.com in Uruguay, and iperlibertad.com in Argentina. Moreover, the Company offers click and collect services, digital catalogues, home delivery and growing channels such as Apps and Marketplace, through which Grupo Éxito has achieved an impressive digital coverage in the countries where it operates.

In 2022, consolidated Net Revenue reached COP$20.6 billion driven by strong retail execution, successful omni-channel strategy in the region and innovation in retail models. The Company operated 619 stores through multi-formats and multi-brands: hypermarkets under Éxito, Geant and Libertad brands; premium supermarkets with Carulla, Disco and Devoto; proximity under Carulla and Éxito, Devoto and Libertad Express brands. In low-cost formats, the Company operates banners Surtimax, Super Inter and Surtimayorista in Colombia and Mini Mayorista in Argentina.

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